International Release no. 1236 File No. 70-9669

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

Scottish Power plc

In accordance with the orders of the Securities and Exchange Commission dated April 1, 2004, Holding Company Act Release No. 35-27831, and May 28, 2004, Holding Company Act Release No. 27851 (the “Orders”), Scottish Power plc (“ScottishPower”) hereby submits its report for the period July 1, 2004 to September 30, 2004 (the “Reporting Period”). The following is a listing of the relevant reporting requirements (each, a “Reporting Requirement”), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Orders.

In this report, a conversion ratio of 1 GBP to 1.81 USD has been used.

Reporting Requirement No. 1: A computation in accordance with rule 53(a) setting forth ScottishPower’s “aggregate investment” in all EWGs and FUCOs, its “consolidated retained earnings” and a calculation of the amount remaining under the EWG/FUCO authority.

Response: Scottish Power’s aggregate investment in FUCO’s as of 30 September 2004 was $2,081.1 million. This represents the investment in ScottishPower UK Holdings Limited & SP Manweb plc.

ScottishPower’s aggregate investment in EWG’s as of 30 September 2004 was $315.7 million.

ScottishPower’s consolidated retained earnings as of 30 September 2004 were $3,917 million.

The amount remaining under the EWG/ FUCO Authority is therefore the authority amount of $4,680 million less the $2,396.8 million noted above giving $2,283.2 million.

Reporting Requirement No. 2: A breakdown showing ScottishPower’s aggregate investment in each EWG or FUCO counting against the EWG/FUCO authority.

Response: Scottish Power’s aggregate investment in FUCO’s & EWG’s as of 30 September 2004 is noted below:

FUCO’s	Aggregate investment ($m)
ScottishPower UK Holdings Limited	1,078.2
SP Manweb plc	1,002.9

Total investment in FUCO’s	2,081.1

EWG’s *
Flying Cloud Partners LLC	48.4
Klamath Energy LLC	53.9
Klondike Wind Power LLC	18.3
Moraine Wind LLC	54.8
Phoenix Wind Power LLC	2.2
Mountain View Power Partners	34.1
Colorado Green Holdings LLC	104.0

Total Investment in EWG’s	315.7

*	The aggregate investments in EWG’s include Equity Earnings whereas the Aggregate investment in FUCO’s do not.

Reporting Requirement No. 3: Total Capitalization ratio of ScottishPower, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

Response: The capitalization ratio of ScottishPower under US GAAP as of 30 September 2004 is as follows:

Narrative	In Millions ($)	% of Capitalization
Common Stock Holders Funds	10,514	52%
Short term debt	802	4%
Long term debt	8,790	44%
Total Capitalization	20,106	100%

Reporting Requirement No. 4: The market-to-book ratio of ScottishPower’s common stock.

Response: The market to book ratio of ScottishPower’s common stock as of 30 September 2004 was 8:1.

Reporting Requirement No. 5: Identification of any new EWG or FUCO counting against the EWG/FUCO authority in which ScottishPower has invested or committed to invest during the preceding quarter.

Response: There have been no new EWGs or FUCO’S in the three month period to 30 September 2004.

Reporting Requirement No. 6: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of ScottishPower.

Response: Scottish Power’s (“SP”) and PacifiCorp’s (PPW) growth in consolidated retained earnings, under US GAAP, is detailed below:

Narrative	$m
SP consolidated retained earnings* as of 30 June 2004	$3,976
SP consolidated retained earnings* as of 30 September 2004	$3,917
SP growth/(reduction) in consolidated retained earnings	$(59	)(A)

Narrative	$m
PPW consolidated retained earnings as of 30 June 2004	$392.2
PPW consolidated retained earnings as of 30 September 2004	$405.3
PPW growth in consolidated retained earnings	$13.1	(B)

*	Retained earnings for Scottish Power in the above table includes amounts for items reported within “Other comprehensive income” as ScottishPower does not separately identify these amounts as part of its reporting under US GAAP.

Growth attributable to non-utility activities (i.e. A less B) is $(45.9) million

Reporting Requirement No. 7: The sales of any common stock, Preferred Securities or Equity-Linked Securities by ScottishPower and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities (common stock, Preferred Securities, or Equity-Linked Securities)

Response: None

Reporting Requirement No. 8: The total number of Scottish Power ordinary shares issued during the quarter under the employee benefit plans, the total number of shares issuable under options granted during the quarter under the employee benefit plans and the number of shares issued or remaining issuable under the employee benefit plans during the Authorisation Period, in each case including any employee benefit plans later adopted.

Response: See Attachment One

Reporting Requirement No. 9: If ScottishPower common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

Response: None

Reporting Requirement No. 10: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guaranty.

Response:

Guarantor	Beneficiary	Amount	Date Issued	Expires	Purpose
PHI	Dominion Transmission, Inc	$5,000,000	08/26/04	08/31/05	Supports energy trading & marketing
PHI	Kimball Energy Corp.	$500,000	09/08/04	09/30/05	Supports energy trading & marketing
PHI	Pacific Northwest Generating Co-op	$500,000	09/23/04	09/30/05	Supports energy trading & marketing
PHI	PSEG Power LLC	$2,000,000	09/10/04	09/30/05	Supports energy trading & marketing
PHI	PUD #1 of Benton County	$1,000,000	07/07/04	07/31/05	Supports energy trading & marketing
PHI	PUD #1 of Franklin County	$1,000,000	07/22/04	07/31/05	Supports energy trading & marketing
PHI	PUD #1 of Grays Harbor County	$500,000	07/22/04	07/31/05	Supports energy trading & marketing
PHI	TransCanada Energy Ltd.	$2,000,000	09/16/04	09/31/05	Supports energy trading & marketing
PHI	Westcoast Energy Inc.	$1,000,500	08/23/04	08/31/05	Supports energy trading & marketing
PHI	Public Service Co of Colorado	$2,430,000	07/23/04	*	Supports energy trading & marketing

*	Tied to term of the Wind Energy Supply Agreement

Reporting Requirement No. 11: The amount and terms of any ScottishPower indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period;

Response: None

Reporting Requirement No. 12: The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each Utility Subsidiary

Response:

Utility Subsidiary	Description/Terms of Debt	Amount Issued (USD)	Maximum Outstanding	Balance at 9/30/04
PacifiCorp	Commercial Paper	$992,000,000.00	$504,000,000.00	$145,000,000.00

*	Total Amount Issued during the reporting period includes aggregate total of each new issuance, some of which represent rollovers.

Commercial Paper issued with a rate range of 1.35% to 1.90%

Reporting Requirement No. 13: The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52 which shall also separately show the amount of non-exempt securities issued by Nonutility Subsidiaries during the Authorization Period;

Response: No such financing originated or issued during three month period to 30 September 2004.

Reporting Requirement No. 14 The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item.

Response: See Attachment Two. Confidential treatment is requested pursuant to Rule 104(b), (17 CFR 250-104(b))

Reporting Requirement No. 15: The name and parent company of any Intermediate Subsidiary or Financing Subsidiary created during the quarter; the amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, and the amount and terms of any securities issued by any financing subsidiaries during the quarter which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period.

Response: None reportable in three month period to 30 September 2004.

Reporting Requirement No. 16: If any Subsidiaries are Variable Interest Entities (“VIEs”) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs

Response: None noted in the 3 month period to 30 September 2004

Reporting Requirement No. 17: If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

Response: None noted in the 3 month period to 30 September 2004

Reporting Requirement No. 18: Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including ScottishPower, that has engaged in jurisdictional financing transactions during the quarter.

Response: The Equity shareholders’ funds for Scottish Power plc under US GAAP as at 30 September 2004 were $10,514 million.

Reporting Requirement No. 19: A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of ScottishPower on a consolidated basis and of each Utility Subsidiary.

Response:

The capitalization ratio of ScottishPower under US GAAP as of 30 September 2004 is as follows:

Narrative	In Millions ($)	% of Capitalization
Common Stock Holders Funds	10,514	52%
Short term debt	802	4%
Long term debt	8,790	44%
Total Capitalization	20,106	100%

For PacifiCorp please refer to Exhibit A-4

Reporting Requirement No. 20: A retained earnings analysis of ScottishPower on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter

Response: A retained earnings analysis for Scottish Power, on a consolidated basis, for the quarter ended 30 September is as follows:

Narrative	$m
Consolidated retained earnings as at 30 June 2004 *	3,976
Net income for the period	64
Goodwill amortization	—
Dividends paid during the quarter	(165)
Impact of foreign currency translation	8
Movement in Other comprehensive income related items	35
Movement in Shares held in Trust / share options	8
Retranslation of opening retained earnings **	(9)

Consolidated retained earnings as of 30 September 2004	3,917

*	As reported in the Rule 24 for June 2004.
**	This represents the difference between translating the retained earnings at June 2004 of £2,192 million an exchange rate of 1.814 (June 2004) versus translating them at the closing exchange rate of 1.810 as required at 30 September 2004.

For PacifiCorp please refer to Exhibit A-2

Reporting Requirement No. 21: Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application-declaration will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

Response: F-3 Registration Statement for guaranteed debt securities of $4,000,000,000 Scottish Power Finance (US), Inc incorporated by reference to filing on 29 October 2004 file number 001-014676.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission’s File No. 70-9669) to be signed on its behalf by the undersigned thereunto duly authorized.

SCOTTISH POWER PLC

By:	/s/ David T. Nish
David T. Nish
Finance Director

Date: November 29, 2004

EXHIBIT INDEX

Exhibit No.	Description	Page
Exhibit A-1	Aggregate Amount of ScottishPower/
PacifiCorp Securities Issued since
July 1, 2004 and Outstanding as of
the End of the Reporting Period

Exhibit A-2	Retained Earnings Analysis of
PacifiCorp

Exhibit A-3	ScottishPower September 30, 2004 Rule 24
Capitalization table – See tables under reporting
requirements 3 and 19

Exhibit A-4	Capital Structure of PacifiCorp
Group Companies

Exhibit A-5	ScottishPower’s Form 20-F
Incorporated by reference to filing on 26 June 2004
file number 001-14676
Quarterly results to 30 September 2004 incorporated by
reference to filing of 6-K on 12 November 2004
file number 001-14676